Exhibit 1
UNITED MEXICAN STATES
RECENT DEVELOPMENTS
     The information included in this section supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to Mexico’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2005. To the extent that the information included in this section differs from the information set forth in the annual report, you should rely on the information in this section.
United Mexican States
Form of Government
     In accordance with Mexico’s election law, on September 5, 2006, the federal electoral court (Tribunal Electoral del Poder Judicial de la Federación) officially validated the results of the presidential election held in Mexico on July 2, 2006 and declared Felipe de Jesús Calderón Hinojosa, a member of the National Action Party, the President-elect. Mr. Calderón took office as President of Mexico on December 1, 2006 and his term expires on November 30, 2012.
The Economy
Gross Domestic Product
     According to preliminary figures, Mexico’s Gross Domestic Product (“GDP”) increased by 4.7% in real terms during the second quarter of 2006, as compared to the same period of 2005. Most sectors experienced growth in real terms during the second quarter of 2006: the transportation, storage and communications sector grew by 9.1%; the agriculture, livestock, fishing and forestry sector grew by 7.6%; the financial services, insurance and real estate sector grew by 5.5%; the construction sector grew by 5.1%; the electricity, gas and water sector grew by 4.1%; the manufacturing sector grew by 3.9%; the commerce, hotels and restaurants sector grew by 3.8% and the community, social and personal services sector grew by 3.4%, each in real terms. The mining, petroleum and gas sector, however, decreased by 0.6% in real terms during the second quarter of 2006 as compared to the same period in 2005.
     According to preliminary figures, Mexico’s GDP increased by 4.6% in real terms during the third quarter of 2006, as compared to the same period of 2005. As in the second quarter of 2006, most sectors experienced growth in real terms during the third quarter of 2006: the transportation, storage and communications sector grew by 9.4%; the construction sector grew by 7.7%; the electricity, gas and water sector grew by 6.5%; the manufacturing sector grew by 5.1%; the financial services, insurance and real estate sector grew by 4.6%; the commerce, hotels and restaurants sector grew by 3.4%; the community, social and personal services sector grew by 2.8% and the mining, petroleum and gas sector grew by 2.7%. The agriculture, livestock, fishing and forestry sector, however, decreased by 0.8% in real terms during the third quarter of 2006 as compared to the same period in 2005.
Prices and Wages
     Inflation (as measured by the change in the national consumer price index) for the eleven months ended November 30, 2006 was 3.45%, 0.75 percentage points higher than inflation for the same period of 2005.

Interest Rates
     During the eleven months ended November 30, 2006, interest rates on 28-day Cetes averaged 7.21% and interest rates on 91-day Cetes averaged 7.31%, as compared to average rates on 28-day Cetes of 9.29% and average rates on 91-day Cetes of 9.43%, during the same period of 2005. On December 11, 2006, the 28-day Cetes rate was 7.03% and the 91-day Cetes rate was 7.13%.
Principal Sectors of the Economy
Manufacturing
     According to preliminary figures, the manufacturing sector grew by 3.9% in real terms during the second quarter of 2006, as compared to the same period of 2005. The following manufacturing sectors experienced growth in real terms during the second quarter of 2006 as compared to the same period in 2005: metallic products, machinery and equipment grew by 11.3%; non-metallic mineral products grew by 5.3%; food, beverages and tobacco grew by 1.5%; paper, paper products and printing grew by 0.8% and chemical products, petroleum derivatives, rubber and plastic products grew by 0.2%. The following manufacturing sectors contracted in real terms during the second quarter of 2006 as compared to the same period in 2005: textiles, garments and leather contracted by 3.0%; wood industry and derivatives contracted by 1.5%; basic metal industries contracted by 0.4% and other manufacturing industries contracted by 0.3%.
     According to preliminary figures, the manufacturing sector grew by 5.1% in real terms during the third quarter of 2006 as compared to the same period of 2005. Most manufacturing sectors experienced growth in real terms during the third quarter of 2006 as compared to the same period in 2005: other manufacturing industries grew by 9.9%; metallic products, machinery and equipment grew by 9.2%; non-metallic mineral products grew by 5.4%; paper, paper products and printing grew by 5.1%; chemical products, petroleum derivatives, rubber and plastic products grew by 4.1%; basic metal industries grew by 3.0%; wood industry and derivatives grew by 2.9% and food, beverages and tobacco grew by 2.8%. The textiles, garments and leather manufacturing sector, however, contracted by 0.8% in real terms during the third quarter of 2006 as compared to the same period in 2005.
Petroleum and Petrochemicals
     Based on the unaudited consolidated financial statements of Petróleos Mexicanos, its four subsidiary entities, Pemex-Exploración y Producción (Pemex-Exploration and Production), Pemex-Refinación (Pemex-Refining), Pemex-Gas y Petroquímica Básica (Pemex-Gas and Basic Petrochemicals) and Pemex-Petroquímica (Pemex-Petrochemicals) (collectively, the “subsidiary entities” and, together with Petróleos Mexicanos and its subsidiary companies, “PEMEX”), PEMEX’s total sales revenues during the first nine months of 2006, expressed in constant pesos with purchasing power at September 30, 2006, which did not include the Impuesto Especial Sobre Producción y Servicios (Special Tax on Production and Services, or the “IEPS tax”) because the IEPS tax rate was negative during the period, amounted to Ps. 807.4 billion, representing an increase of 20.6% as compared with total sales revenues (net of the IEPS tax) during the first nine months of 2005 of Ps. 669.5 billion.
     Domestic sales increased by 13.5% in the first nine months of 2006, from Ps. 358.1 billion (net of the IEPS tax) in the first nine months of 2005 to Ps. 406.4 billion in the first nine months of 2006, due to a 16.7% increase in sales of refined products and a 1.8% increase in petrochemical sales.
     Total consolidated export sales (with dollar-denominated export revenues translated to pesos at the exchange rate on the date on which the export sale was made) increased by 28.8%, from Ps. 311.4 billion in the first nine months of 2005 to Ps. 401.0 billion in the first nine months of 2006.
     In the first nine months of 2006, PEMEX reported net income of Ps. 48.5 billion on Ps. 867.2 billion in total revenues net of the IEPS tax, as compared with a net loss of Ps. 13.0 billion on Ps. 683.8 billion in total revenues (net of the IEPS tax) in the first nine months of 2005. The Ps. 61.5 billion decrease in loss from the first nine months of 2005 to the first nine months of 2006 resulted primarily from an increase in both export and domestic sales due to higher crude oil and product prices and a Ps. 45.6 billion increase in other revenues due to the income generated by the negative IEPS tax rate.
Financial System
Central Bank and Monetary Policy
     During the first ten months of 2006, the M1 money supply (defined as bills and coins held by the public, plus checking accounts denominated in pesos and foreign currency, plus interest-bearing deposits denominated in pesos and operated by debit cards) increased by 10.1% in real terms, as compared to the same period of 2005. In addition, checking account deposits denominated in pesos increased by 8.7% in real terms during the first ten months of 2006, as compared to the same period of 2005.
     During the first ten months of 2006, financial savings increased by 7.0% in real terms, as compared to the same period of 2005. Savings generated by Mexican residents increased by 6.7% in real terms and savings generated by non-residents increased by 16.4% in real terms during the first ten months of 2006, each as compared to the same period of 2005.
     At December 11, 2006, the monetary base totaled Ps. 414.2 billion, a 9.0% nominal increase from the level of Ps. 380.0 billion at December 30, 2005. Banco de México estimates that the monetary base will total approximately Ps. 419.7 billion at December 31, 2006.
     Since lowering the minimum overnight funding rate from 7.25% to 7.0% on April 21, 2006 to relax monetary conditions, Banco de México has maintained the minimum overnight funding rate at 7.0%. Banco de México’s other monetary policy instrument, the corto or “short”, has remained unchanged at Ps. 79.0 million, a level set on March 23, 2005. On December 8, 2006, Banco de México announced that the minimum overnight funding rate will remain at 7.0% and the “short” will remain at Ps. 79 million until further notice.
The Securities Market
     At January 4, 2007, the Stock Market Index stood at 26,566.28 points, representing a 48.6% increase from the level at December 30, 2005.
External Sector of the Economy
Foreign Trade
     According to preliminary figures, during the first ten months of 2006, Mexico registered a trade deficit of U.S. $3.1 billion, as compared to a trade deficit of U.S. $4.9 billion in the same period of 2005. Merchandise exports increased by 19.5% to U.S. $208.6 billion during the first ten months of 2006, as compared to U.S. $174.6 billion in the same period of 2005. During the first ten months of 2006, petroleum exports increased by 28.7%, while non-petroleum exports increased by 17.9%, in each case as compared to the same period of 2005.
     According to preliminary figures, during the first ten months of 2006, total imports grew by 18.0% to U.S. $211.8 billion, as compared to the same period of 2005. During the first ten months of 2006, imports of intermediate goods increased by 17.2%, imports of capital goods increased by 18.9% and imports of consumer goods increased by 21.5%, each as compared to the same period of 2005.
Balance of International Payments
     According to preliminary figures, during the first nine months of 2006, Mexico’s current account registered a surplus of U.S. $668 million, as compared to a deficit of U.S. $2,977 million for the same period of 2005. The capital account registered a deficit of U.S. $1,469 million during the first nine months of 2006, as compared to a U.S. $3,990 million surplus for the same period of 2005.

     At November 30, 2006, Mexico’s international reserves totaled U.S. $69,542.2 million, an increase of U.S. $873.3 million from the level at December 30, 2005. The net international assets of Banco de México totaled U.S. $77,103.3 million at November 30, 2006, an increase of U.S. $2,998.5 million from the level at December 30, 2005.
     Under the mechanism to moderate the rate of accumulation of international reserves adopted on March 12, 2004 and effective as of May 3, 2004, Banco de México announced on October 17, 2006, that the daily amount of dollars to be auctioned for the period from November 1, 2006 to January 31, 2007 would be U.S. $42 million. The total amount of dollars to be sold in a quarter will be sold through daily auctions, each for an amount equal to the total for the quarter divided by the number of business days in the quarter.
Direct Foreign Investment in Mexico
     According to preliminary figures, net foreign investment in Mexico, as recorded in the balance of payments, totaled U.S. $10.5 billion during the first nine months of 2006, and was composed of direct foreign investment totaling U.S. $14.1 billion and net foreign portfolio investment (including securities placed abroad) outflows totaling U.S. $3.6 billion.
Exchange Controls and Foreign Exchange Rates
     The peso/U.S. dollar exchange rate announced by Banco de México on January 4, 2007 (to take effect on the second business day thereafter) was Ps. 10.8650 = U.S. $1.00.
Public Finance
Revenues and Expenditures
     According to preliminary figures, during the first ten months of 2006, the public sector overall balance registered a surplus of Ps. 156.8 billion, 44.4% higher in real terms than the Ps. 104.8 billion surplus registered for the same period of 2005. The primary surplus, defined as total public sector revenues less expenditures other than interest payments on public debt, was Ps. 355.9 billion for the first ten months of 2006, 20.3% higher in real terms as compared to the Ps. 285.7 billion surplus registered for the same period of 2005.
2007 Budget and Fiscal Package
     The Federal Annual Revenue Law for 2007, as approved by Congress, and the Federal Expenditure Decree for 2007, as passed by the Chamber of Deputies (together, the “2007 Budget”), were approved on December 22, 2006 and December 23, 2006, respectively. The 2007 Budget maintains fiscal discipline as the cornerstone of the economic program, and contemplates a public sector balance of 0.0% of GDP for 2007, i.e., a balanced budget.
     As originally proposed to Congress, the 2007 Budget contemplated a public sector deficit of 0.0% of GDP and was based on an estimated weighted average price of Mexico’s oil exports of U.S. $42.50 per barrel. Congress revised this estimate upward to U.S. $42.80 per barrel. The 2007 Budget estimates the average volume of oil exports will be 1.648 million barrels per day.
     Total public sector revenues approved in the 2007 Budget include revenues that are Ps. 26.4 billion higher than those in the budget proposed by the Executive. This increase resulted mainly from an upward revision in estimated oil revenues, non-oil tax revenues and non-recurring revenues.
     Congress implemented expenditure reductions of Ps. 56.8 billion from the budget proposed by the Executive. The increased resources in the approved 2007 Budget and the expenditure reductions applied to the budget proposed by the Executive, allow for expenditure increases and reallocations of Ps. 82.9 billion, while nonetheless maintaining fiscal equilibrium unchanged.

          The preliminary results for 2006, the revised budget assumptions and targets for 2006 and the budget assumptions and targets for 2007 are presented below.
2006 Budget Assumptions and Targets;
2006 Preliminary Results;
2007 Budget Assumptions and Targets

	2006 Budget	2006 Results(1)	2007 Budget
Real GDP growth (%)	3.6	4.7	3.6
Increase in the national consumer price index (%)	3.0	3.9	3.0
Average export price of Mexican oil mix (U.S. $/barrel)	36.50	53.20	42.80
Current account deficit as % of GDP	2.2	0.30	2.3
Average exchange rate (Ps./$1.00)	11.4	10.90	11.2
Average rate on 28-day Cetes (%)	8.9	7.2	6.8
Public sector balance as % of GDP	0.0	0.30	0.0
Public sector borrowing requirement as % of GDP	1.7	0.80	1.6

(1)	Preliminary as set forth in the 2007 Budget passed by the Congress.
Source: Ministry of Finance and Public Credit.
Public Debt
Internal Debt of the Federal Government of Mexico
          Internal debt of the Mexican Government is presented herein on a “net” basis, and includes only the internal portion of indebtedness incurred directly by the Mexican Government, Banco de México’s general account balance (which was positive at October 31, 2006, indicating monies owed to the Mexican Government) and the assets of the Fondo del Sistema de Ahorro Para el Retiro (the Retirement Savings System Fund). Net internal debt includes Cetes and other securities sold to the public in primary auctions, but not such debt allocated to Banco de México for its use in regulating liquidity (Regulación Monetaria). The internal debt of the Mexican Government does not include either the debt of the Instituto para la Protección del Ahorro Bancario (the Bank Savings Protection Institute, or “IPAB”) or the debt of budget controlled or administratively controlled agencies.
          According to preliminary figures, at October 31, 2006, the net internal debt of the Mexican Government totaled Ps. 1,335.8 billion, as compared with the Ps. 1,183.3 billion outstanding at December 31, 2005. At October 31, 2006, the gross internal debt of the Mexican Government totaled Ps. 1,608.8 billion, as compared to Ps. 1,242.2 billion at December 31, 2005. The Mexican Government’s financing costs on internal debt totaled Ps. 120.7 billion for the first ten months of 2006, an increase in nominal terms of 16.0% as compared to the same period of 2005.
External Public Debt
          The total external debt of the public sector consists of the external portion of the long-term indebtedness incurred directly by the Mexican Government, the external long-term indebtedness incurred by budget controlled agencies, the external long-term indebtedness incurred directly or guaranteed by administratively controlled agencies (including but not limited to national development banks), and the short-term external debt of the public sector. Private sector debt guaranteed by the Mexican Government is not included unless and until the Mexican Government is called upon to make payments under its guaranty. For purposes hereof, long-term debt includes all debt with maturities of one year or more from the date of issue.

          According to preliminary figures, outstanding gross external debt decreased by approximately U.S. $13.2 billion in the first ten months of 2006, from U.S. $71.7 billion at December 31, 2005 to U.S. $58.5 billion at October 31, 2006. Of this amount, U.S. $58.9 billion represented long-term debt and U.S. $1.5 billion represented short-term debt. Public sector external debt financing costs totaled U.S. $6.5 billion for the first ten months of 2006, a 3.5% increase in nominal terms as compared to the same period of 2005.
          According to preliminary figures, at October 31, 2006, commercial banks held approximately 4.3% of Mexico’s total public sector external debt, multilateral and bilateral creditors (excluding the International Monetary Fund) held 21.4%, bondholders held 67.4% and other creditors held the remaining 6.9%.
          During the second half of 2006, Mexico repurchased in open market transactions certain of its outstanding U.S. dollar-denominated bonds with maturities between 2007 and 2033, totaling U.S. $2,979 million. In addition, during the second half of 2006, four series of Mexico’s debt exchange warrants, entitling their holders to exchange on certain dates a specified principal amount of certain Mexico’s foreign-currency denominated bonds and notes for a specified principal amount of certain Mexican peso-denominated MBonos, were exercised. As a result of the warrants exercise, approximately U.S. $2,212 million of U.S.-dollar denominated bonds and €494 million of Euro-denominated, Italian Lira- denominated and Deutsche Mark-denominated bonds were cancelled. The table below shows the results of the open market transactions and warrant exercise described in this paragraph.

		Aggregate Principal			Aggregate Principal
		Amount Outstanding	Aggregate Principal	Aggregate Principal	Amount Outstanding
		before Repurchases	Amount Repurchased	Exchanged on	after Repurchases
Title of Purchased		and Warrants	in Open Market	Exercise of	and Warrant
Securities	ISIN	Exercised	Transactions	Warrants	Exercise
9 7/8% Global Bonds due 2007	US593048BB61	U.S.$1,128,650,000	U.S.$10,000,000	U.S.$178,709,000	U.S.$939,941,000
9.125% Notes due 2007	XS0073433707	ITL 391,250,000,000	—	ITL 52,710,000,000	ITL 338,540,000,000
8.625% Global Bonds due 2008	US593048BF75	U.S.$1,163,879,000	U.S.$63,278,000	U.S.$118,252,000	U.S.$982,349,000
4.625% Global Notes due 2008	US91086QAM06	U.S.$1,200,352,000	U.S.$119,431,000	—	U.S.$1,080,921,000
7.375% Notes of 2001/2008	XS0126200988	€ 617,250,000	—	€ 43,311,000	€ 573,939,000
8% Bonds of 1997/2008	DE0001937001	DEM 678,000,000	—	DEM 101,639,000	DEM 576,361,000
10.375% Global Bonds due 2009	US593048BG58	U.S.$1,442,540,000	U.S.$212,424,000	U.S.$223,704,000	U.S.$1,006,412,000
8 1/4% Bonds of 1997/2009	DE0001897551	DEM 1,372,869,000	—	DEM 146,830,000	DEM 1,226,039,000
9.875% Global Notes due 2010	US91086QAD07	U.S.$2,000,000,000	U.S.$542,500,000	U.S.$66,960,000	U.S.$1,390,540,000
7.50% Notes due 2010	XS0108907303	€ 918,966,000	—	€ 169,107,000	€ 749,859,000
8.375% Notes due 2011	US91086QAF54	U.S.$2,500,000,000	U.S.$421,500,000	U.S.$310,877,000	U.S.$1,767,623,000
7.50% Global Notes due 2012	US91086QAH11	U.S.$1,262,020,000	U.S.$131,540,000	U.S.$188,521,000	U.S.$941,959,000
6.375% Global Notes due 2013	US91086QAK40	U.S.$1,741,934,000	U.S.$173,700,000	U.S.$253,835,000	U.S.$1,314,399,000
10% Step-down Notes due 2013	XS0085661949	ITL 671,249,000,000	—	ITL 81,460,000,000	ITL 589,789,000,000
5.375% Global Notes due 2013	XS0170239932	€ 722,840,000	—	€ 5,620,000	€ 717,220,000
5.875% Notes due 2014	US91086QAQ10	U.S.$1,793,267,000	U.S.$96,750,000	U.S.$368,849,000	U.S.$1,327,668,000
6.625% Global Notes due 2015	US91086QAL23	U.S.$1,560,408,000	U.S.$156,000,000	—	U.S.$1,404,408,000
11.375% Bonds due 2016	US593048BA8	U.S.$2,394,641,000	U.S.$412,000,000	U.S.$94,253,000	U.S.$1,888,388,000
11% Notes due 2017	XS0075866128	ITL 487,750,000,000	—	ITL 153,865,000,000	ITL 333,885,000,000
8.125% Global Bonds due 2019	US593048BN00	U.S.$2,424,468,000	U.S.$134,250,000	U.S.$264,784,000	U.S.$2,025,434,000
8.00% Global Notes due 2022	US91086QAJ76	U.S.$1,150,713,000	U.S.$92,270,000	U.S.$9,250,000	U.S.$1,049,193,000
11.50% Global Bonds due May 15, 2026	US593048AX90	U.S.$538,644,000	—	U.S.$4,980,000	U.S.$533,664,000
8.30% Global Notes due 2031	US91086QAG38	U.S.$2,838,230,000	U.S.$115,707,000	U.S.$31,097,000	U.S.$2,691,426,000
7.500% Global Notes due 2033	US91086QAN88	U.S.$2,881,822,000	U.S.$297,900,000	U.S.$98,044,000	U.S.$2,485,878,000